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                              October 25, 2022

       Neil Johnston
       Chief Financial Officer
       Cushman & Wakefield plc
       125 Old Broad Street
       London, United Kingdom EC2N 1 AR

                                                        Re: Cushman & Wakefield
plc
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed on February
25, 2022
                                                            File No. 001-38611

       Dear Neil Johnston:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Use of Non-GAAP Financial Measures, page 41

   1. We note your adjustment for "Acquisition related costs and efficiency initiatives" in your reconciliation of
Adjusted EBITDA. Please clarify the nature and scope of costs related to efficiency initiatives
included in this adjustment and provide an analysis for each component of this
adjustment as to whether or not this adjustment complies with Item
                                                        10(e) of Regulation
S-K. Specifically address Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations, Question 100.01 in detail for those components in your
response.
       Note 7 : Equity Method Investments, page 73

   2. Please tell us how your summarized combined financial information complies with the guidance of Rule
4-08(g) and Rule 1-02(bb) of Regulation S-X. In this regard, the table does not appear to
include all of the required disclosures such as current assets, current
 Neil Johnston
Cushman & Wakefield plc
October 25, 2022
Page 2
      liabilities or gross profit (or, alternatively, costs and expenses applicable to net sales or gross revenues).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at
202-551-
3395 with any questions.



                                                               Sincerely,
FirstName LastNameNeil Johnston
                                                               Division of
Corporation Finance
Comapany NameCushman & Wakefield plc
                                                               Office of Real
Estate & Construction
October 25, 2022 Page 2
cc:       Laurie Sayed
FirstName LastName